Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

July 13, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Draft Registration Statement on Form F-1
Submitted May 31, 2017
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (together with its subsidiaries, the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft of the above-referenced draft registration statement on Form F-1 (the “Draft No. 4”).

We enclose herewith five (5) courtesy copies of the Draft No. 4, which has been marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on May 31, 2017 (the “May 31 Submission”).

The Company has responded to the comments contained in the comment letter dated June 30, 2017 from the Staff (the “Staff”) of the Commission (the “June 30 Comment Letter”) by revising the May 31 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the May 31 Submission to include (i) its unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2017 and related disclosure; and (ii) other information and data to reflect new developments since the May 31 Submission and update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments in the June 30 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Draft No. 4 where the disclosure addressing a particular comment appears.

*            *             *

General

1.	Please note that any comments related to your request for confidential treatment will be sent under a separate cover.

The Company acknowledges the Staff’s comment.

2.	We note the new artwork you have included after the prospectus cover page. Please revise the first page of the artwork to define your business as a provider of credit product, rather than a “Data Technology company.” In this regard we also note your response to comment one. With respect to information provided on the second page of your artwork, please revise to define the markets in which you are the No.1 online small cash credit provider and what a “repeat borrower” represents.

In response to the Staff’s comment, the Company has revised the artwork on the inside front cover of the Draft No. 4. The Company has added footnote 6 relating to the definition of “repeat borrower” on the second page of the inside front cover.

Prospectus Summary, page 1

3.	We note that here and elsewhere in the filing you have started to refer to your platform as a “pure online platform.” Please explain the significance of such change.

The Company respectfully advises the Staff that as disclosed on page 1 of the Draft No. 4, the online business model enables the Company to provide consumers with convenient experiences. Prospective borrowers can apply for credit on their mobile phones, receive approval within a few seconds, and immediately have the cash disbursed into their Alipay accounts.

The Company further respectfully advises the Staff that the online business model also enables the Company to achieve highly competitive operating efficiency while expanding business rapidly. In light of the Staff’s comment, the Company has added the disclosure relating to its operating efficiency on page 151 of the Draft No. 4.

Conventions That Apply to This Prospectus, page 8

4.	We note the definition of “Average MAU.” Please revise to clarify that user access through either (i) the mobile app, (ii) the Alipay consumer interface, (iii) Laifenqi or (iv) Qudian interfaces, does not involve actual borrowings from such users.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Draft No. 4.

Risk Factors, page 17

The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation... page 23

5.	We note your revised disclosure that while you have ceased transferring loans to P2P platforms since April of 2017, P2P platforms continue to fund loans facilitated by you through trust accounts in which you have established in collaboration with a trust company. In an appropriate section of the filing please disclose how the new arrangement is intended to operate, whether or not the loans funded by the P2P platforms through the trust account will be posted on the P2P online platforms, and whether these loans would represent on or off balance sheet arrangements. In addition, please disclose whether as in the prior periods, the loans transferred to P2P platforms represented a substantial portion of the loans transferred to institutional funding partners for the fiscal year ended December 31, 2016, and whether going forward you anticipate the same level of collaboration with P2P platforms through the trust account mechanism.

The Company respectfully advises the Staff that while it initially planned to allow P2P platforms to invest in the Company’s trusts, the Company has not entered into any such arrangement and does not expect to enter into any such arrangement in the future. In reaching the current decision, the Company has taken into account the relatively high cost of funds provided by P2P platforms and the regulatory uncertainties faced by them. For further details on the Company’s decision to cease its cooperation with P2P platforms, please refer to the Company’s response to the Staff’s comment 30.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 30 and 164 of the Draft No. 4.

6.	In light of the recent rectification notice from the Beijing Branch of the Office of Lending Group, please disclose whether P2P platforms’ funding through trust accounts was a measure accepted by the PRC authorities as not rendering the company a participant in a certain part of the “online lending” process as defined in the Interim Online Lending Information Intermediary Measures. Otherwise, please explain why this funding mechanism would not render you subject to the Interim Online Lending Information Intermediary Measures.

The Company respectfully advises the Staff that no P2P platforms have invested in the Company’s trusts, and the Company does not expect to enter into any such arrangement in the future. The Company refers the Staff to the Company’s response to the Staff’s comments 5 and 30.

The service fees we charge borrowers, may decline in the future... page 29

7.	Please disclose here the amount of service fees, also as percentage of your revenues, that you would have lost for the period ended December 31, 2016, if your annualized rate of service fees charges on all loans was no more than 36%.

In response to the Staff’s comment, the Company has added the requested disclosure on page 33 of the Draft No. 4.

Use of Proceeds, page 69

8.	You disclose that under the current PRC regulatory regime, your offering proceeds can be utilized only through loans or capital contributions with respect to your PRC subsidiaries, and only through loans with respect to your consolidated VIE entities. Given your uncertainty as to whether or not you will be able to obtain the required government registration or approvals to provide such funding, please include a risk factor disclosure alerting investors of the risks resulting from your inability to use the offering proceeds as currently contemplated.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 75 of the Draft No. 4.

Our History and Corporate Structure, page 77

9.	We note your revised disclosures and your response to comment 3. We also have reviewed the supplemental materials provided in response to comment 3. With respect to the presentation on page 3 of the supplemental materials, please revise your disclosure to clarify how a borrower would become aware of the company’s brand in order to search for it on Alipay’s free channel.

In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Draft No. 4.

10.	We note your response and revised disclosures in response to comment 4; however, it remains unclear how the addition of the two new consolidated VIEs “will reduce potential conflicts of interest between the shareholders of each new consolidated VIE and [you] and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with such new consolidated VIE. In addition, the graphical presentation on page 78 under “Our Corporate Structure” does not reflect how the addition of Ganzhou Qudian and Hunan Qudian to the corporate structure accomplishes more effective compliance with the outstanding contractual obligations considering that the rest of your corporate structure appears to remain unchanged. Please explain, and to the extent necessary revise your graphical presentation to highlight how your new VIE structure differs from the original one. Please also revise to indicate that the two new VIE entities are currently inactive.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 83, 84 and 85 of the Draft No. 4.

The Company respectfully advises the Staff that it exercises control over its consolidated VIEs through contractual arrangements with the consolidated VIEs and their respective shareholders. While Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”) has nine shareholders, each of the two newly consolidated VIEs only has two shareholders. Compared to the shareholding structure of Beijing Happy Time, the shareholding structure of those two new VIEs is expected to enhance the Company’s administrative efficiency and reduce uncertainties associated with the relevant contractual arrangements, which should in turn enhance the interest of the shareholders of the Company indirectly through the control by Qufenqi (Ganzhou) Information Technology Co., Ltd., our wholly owned subsidiary, over these two new VIEs. In the case of these two VIEs, the Company only needs to seek two shareholders’ compliance with their respective contractual obligations and would only need to enforce against such shareholders in the event of a breach. In contrast, the Company’s ability to control Beijing Happy Time depends on all nine shareholders’ compliance with their contractual obligations and therefore involves a higher level of administrative efforts.

The Company further respectfully advises the Staff that it has considered streamlining the shareholding structure of Beijing Happy Time by asking some of the shareholders to transfer out their shareholdings in the entity. However, such approach would have given rise to excessive tax liabilities for such shareholders. Based on the applicable PRC laws and regulations and the common practices, the tax liabilities for such transfers would likely be based on the appraised net asset value of Beijing Happy Time, rather than the actual transaction value of the sales. However, given the economic benefits associated with such equity interests have been transferred to the Company pursuant to the relevant contractual arrangements, the actual transaction value could be nominal and should be significantly lower than the appraised net asset value. As such, for the shareholders to transfer shareholding, they would face tax liabilities that are disproportionate to the nominal prices of the transfer. The current plan, which involves the creation of new consolidated VIEs and the transfer of existing businesses from Beijing Happy Time to such new consolidated VIEs, allows the Company to streamline the shareholding structure without imposing heavy tax liabilities on the shareholders. Such plan is in the common interest of the Company and the shareholders of Beijing Happy Time.

The Company further respectfully advises the Staff that Beijing Happy Time’s shareholders have been fully informed of the Company’s plan. In addition, as all of Beijing Happy Time’s shareholders are affiliates of Qudian Inc.’s shareholders, except for an entity established in connection with Beijing Happy Time’s equity incentive plan, which has been terminated, the rights and interests of Beijing Happy Times’s shareholders are effectively represented at the level of Qudian Inc. Qudian Inc.’s shareholders have unanimously approved the Company’s entry into the relevant contractual arrangements with the new consolidated VIEs and their respective shareholders by written resolutions.

11.	In light of your response to comment 4 that the establishment of the new VIEs “did not involve a reorganization of the existing VIE,” please clearly state what the anticipated effect of the establishment of these new consolidated VIEs is on the rights of the future ADS holders.

The Company respectfully advises the Staff that the rights of the ADS holders will be governed by the deposit agreement. The establishment of the new consolidated VIEs will not affect the terms of the deposit agreement or the rights of the ADS holders.

The Company further respectfully advises the Staff that the establishment of the new consolidated VIEs is not intended to, and will not, have an adverse impact on the economic interests of the Company’s ADS holders. Each ADS will represent an ownership interest in the Company’s ordinary shares deposited with the depositary. As such, ADS holders’ interests are directly affected by changes in the Company’s financial condition and results of operations. The Company expects that based on the Company’s response to comment 10 above, the shareholding structure of the new consolidated VIEs will improve the Company’s administrative efficiency and reduce uncertainties associated with the relevant contractual arrangements, which could have a positive impact on the Company’s financial condition and results of operation. Therefore, the Company expects the establishment of the new consolidated VIEs will ultimately benefit the ADS holders.

Product Offerings, page 91

12.	We note your response to comment 7 and the revised disclosures. Please clarify what “offer tailored credit assessment solutions to other companies to help them assess the credit profiles of their own customers” means. For example, are you offering to sell credit assessment services or are you considering licensing the use of your risk pricing model to other companies? In either scenario would the decision tree on whether to lend be based on your standards or would you be able to tailor the decision tree in the model for another company’s standards?

The Company respectfully advises the Staff that it has not formulated a specific plan as to how its credit assessment solutions will be offered to other companies. Nonetheless, the Company does not expect to license the use of its credit assessment model to other companies. In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 102 of the Draft No. 4.

Loan Performance, page 92

13.	You state that each graphical presentation displays historical cumulative delinquency rate through March 31, 2017; however, the information appears limited to each of the quarters for year 2015 and 2016. Please explain.

In response to the Staff’s comment, the Company respectfully advises the Staff that each graphical presentation only displays the cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions, and has revised the disclosure on page 103 of the Draft No. 4.

14.	We note your M1+ Delinquency Rate by Vintage charts and your disclosure that for vintages in 2016 your delinquency rate has remained below 0.5% as a result of your effective risk pricing model and management system. Please explain how you are able to support this statement and what you are comparing the 2016 vintage to given your disclosure on page 92 that you separated this vintage from prior ones because you were engaged in a different market, which also could impact your delinquency rate.

The Company respectfully advises the Staff that the low delinquency rates for the 2016 vintages were primarily due to improvements in its risk management system, instead of the change in customer base. Since November 2015, the Company has fully automated its data collection and risk management process and placed increasing emphasis on big data technology. Such improvements have enabled the Company to overcome the potential challenges posed by the shift from engaging college students offline to engaging young consumers generally online. As a result of such shift, the Company started to serve a more diverse customer base, and the Company no longer evaluated borrowers through in-person interviews and verifications. Without an effective risk management system, the change in business model could have caused a significant increase in delinquency rates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 103 of the Draft No. 4.

15.	We note your response to comments 8 and 9 and the revised disclosures on pages 151154. We further note the changes to the proprietary risk pricing model made in January 2017. In order to present the reader with an improved understanding of the borrowers prior to the changes made in 2017 which impacted the historical operating results and financial position of the company, please revise to provide detailed information which addresses how the company determined the credit limits and pricing levels for the borrowers in light of the distinct operating segments identified and the other factors considered in making these determinations during the periods for which financial information has been presented.

In response to the Staff’s comment, the Company has added the disclosure relating to historical practices on pages 157 and 158 of the Draft No. 4.

The Company respectfully advises the Staff that financing service fees are determined in reference to the size and duration of credit products. Credit products of larger size and longer duration generally correspond to higher financing service fees. In addition, borrowers with strong credit profiles may be offered discounts as to financing service fees. In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 160 of the Draft No. 4.

16.	We note your response to comments 8 and 9. Please revise to address why the A score and B score are not comparable to prior internally generated risk management methodologies, specifically the online automated system used since November 2015. Please be specific and thorough in your response.

The Company respectfully advises the Staff that compared to the credit assessment system used during the period from November 2015 to January 2017, A score and B score take into account significantly more factors from a prospective borrower. With respect to A score, such additional factors include internal data, such as the historical delinquency rates the Company experiences in the province where a prospective borrower resides, and data from external parties, such as stability of the prospective borrower’s online social network, average liquid assets index and online consumption level in the past six months and credit repayment index. With respect to B score, which the Company utilizes to evaluate the creditworthiness of borrowers who have established certain credit histories on its platform, such additional factors include behavioral data, such as number and amount of prepayment in the past three months, amount payable in the next three months, average collection period during delinquencies, the time interval between credit approval and credit drawdown, comparison of historical and proposed credit drawdown sizes, the time of day when a borrower applies for credit drawdown and past repayment and delinquency record, all of which as occurred on the Company’s platform, and other types of data, such as the historical delinquency rates the Company experiences in the province where a prospective borrower resides. Since the Company did not collect all the relevant data required for A score and B score system prior to January 2017, the Company is unable to produce comparable A scores and B scores for borrowers engaged prior to January 2017. For the reasons stated above, the Company respectfully advises the Staff that the A score and B score are not comparable to the prior credit assessment system.

In response to the Staff’s comment, the Company has also revised the disclosure on page 158 of the Draft No. 4.

17.	We note your response to comment 10. Please revise your disclosure to explain how the new scoring system is able to better distinguish creditworthy borrowers from lower qualify borrowers.

The Company respectfully advises the Staff that the new credit assessment systems are able to better distinguish borrowers’ credit qualities by taking into account additional factors. In response to the Staff’s comment, the Company has revised the disclosure on pages 156 to 158 of the Draft No. 4.

18.	We note your reference to a “roll-rate based model” within your discussion of the provision ratio on page 94. Please revise to provide a specific discussion of this model. Further, the delinquencies have continued to increase in each respective period due to the continued growth of the company and the evolving nature of the loans being offered as well as the types of borrowers entering into these transactions. Please revise to address how the “roll rate” model takes into consideration these aspects. The provision ratio should also be supplemented by the coverage ratio of the “allowance for loan losses to total loans” wherever this information is presented throughout the document.

The Company respectfully advised the Staff that the roll-rate based model is the most appropriate method available to the Company for recognition of provision, as it captures both the most up-to-date performance of the Company’s credit portfolio and the relevant macroeconomic factors. In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106 of the Draft No. 4.

In addition, in response to the Staff’s comment, the Company has added the requested disclosure relating to allowance ratio on pages 100 and 106 of the Draft No. 4.

19.	As it relates to the new proprietary risk pricing model implemented in January 2017, please revise to address the following concerning the A score for new borrowers and the B score for borrowers with certain credit history:

•	Tell us the main inputs, assumptions and estimates that go into determining the A score and B score;

In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 157 of the Draft No. 4.

•	Tell us the ranges for the A score and B score and how they correspond to borrower credit quality and performance;

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Draft No. 4.

•	Tell us how service fees are charged to borrowers depending on the A score and B score;

The Company respectfully advises the Staff that financing service fees are determined in reference to the size and duration of credit products, instead of the internal credit score assigned to a borrower. Credit products of larger size and longer duration generally correspond to higher financing service fees. In addition, borrowers with strong credit profiles may be offered discounts as to financing service fees.

•	Tell us the credit limits assigned to the A score and B score; and

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Draft No. 4.

•	Discuss and analyze trends in the A score and B score and how they have affected operating performance and the allowance for loan losses.

The Company respectfully advises the Staff that it plans to continually refine A score and B score along with the development of the Company’s business. Given the online consumer finance industry in China is new and lacks an established personal credit reference system, the Company must explore new data inputs and methodologies as they become available to improve the effectiveness of its credit assessment and risk management system. As a result of such improvements, A score and B score in different periods are not likely to be comparable. As such, the Company does not believe it would be meaningful to analyze trends in A score and B score.

The Company respectfully advises the Staff that delinquency rates have remained stable since the Company adopted A score and B score. The Company further respectfully advises the Staff that given the recent adoption of A score and B score, it is unable to analyze the impact on allowance for credit losses without its consolidated financial statements as of and for the six months ended June 30, 2017. The Company will add the requested disclosure in a subsequent submission when its consolidated financial statements as of and for the six months ended June 30, 2017 become available.

20.	On page 96 you provide a break-down by funding sources for amount of loans outstanding for the fiscal years ended December 31, 2015 and 2016, with on balance sheet loans transferred to institutional funding partners representing 65.6% of the total loans. Please explain to us how the percentages disclosed on page 96 relate to the numbers disclosed on pages 119 and 142 and how you reconcile among them all. Please clearly disclose on page 142 the percentage of loans during each of the periods presented which were transferred to institutional funding partners.

The Company respectfully advises the Staff that while the break-down by funding sources on page 96 of the May 31 Submission was based on the amount of transaction balances outstanding as of the specified dates, the break-down on page 142 of the May 31 Submission was based on the amount of transactions facilitated during the specified periods. The cash flows information on page 119 of the May 31 Submission relates to funding and repayment during the specified periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Draft No. 4 to present the break-down based on the amount of transactions facilitated during the specified periods. The Company has also revised the disclosure on page 161 of the Draft No. 4 to disclose the percentage of transactions transferred to institutional funding partners.

Components of Results of Operations Total Revenues, page 97

21.	Please revise to disclose the average service fee recognized on each of the loans which have been originated and not transferred to institutional investors as well as for those which have been transferred for the periods presented. In addition, please address how the average service fee recognized will change in light of the arrangements with the trusts, which will continue to be recognized as on-balance sheet for accounting purposes as well as the arrangements with Mashang and the Chinese banks, which will result in off-balance sheet accounting treatment.

The Company respectfully advises the Staff that financing service fees are determined in reference to the size and duration of credit products, instead of funding arrangements. Funding arrangement is not a factor in determining the pricing structure of financing service fees.

The Company further respectfully advises the Staff that its financing income earned from the on-balance sheet transactions is recognized over the term of each credit product in accordance with the effective interest method under ASC 310. At each period end, there is a large amount of transactions that have not matured, and a portion of financing income for such transactions will be recognized in the following periods. Due to the timing effect of revenue recognition, it is not meaningful to compare average financing income across different periods.

22.	Further, we note the disclosure on page 29, that in April 2017, the pricing of all credit products was adjusted to ensure that the implied annualized rates of service fees charged on all loans was below 36%. Please revise to all address how these changes will impact the recognition of revenues prospectively.

The Company respectfully advises the Staff that its revenue recognition policy has remained consistent before and after the financing service fee rate change in April 2017. The change in financing service fee rates does not have any impact on the Company’s policies, judgments and estimates relating to revenue recognition.

The Company further respectfully advises the Staff that the Notice on Cash Loan issued by the National Rectification Office in April 2017 does not affect revenues recognized prior to April 2017. The Notice on Cash Loan prohibits, among others, loans that are offered at extortionate interest rates. The Notice on Cash Loan references the Private Lending Judicial Interpretations issued by the Supreme People’s Court of the PRC in August 2015, which provides that if the annualized interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts. While the Company historically funded transactions at annualized fee rates that exceeded 36%, the Company charged financing service fees on transactions. There is no law or regulation explicitly providing that such financing service fees are to be deemed as interest for purposes of the applicable laws and regulations. Furthermore, given the small size and short term nature of transactions from the Company’s platform and the absence of class action lawsuits in the PRC legal system, lawsuits from former borrowers have been extremely rare. Based on the reasons above, the Company does not expect any impact on revenues that were recognized prior to April 2017.

23.	We note your response to comment 12. We continue to believe that the allowance for loan losses is a meaningful metric to include. Please revise to disclose the ratio of the allowance for loan losses to total loans in your next amendment.

In response to the Staff’s comment, the Company has added the requested disclosure relating to allowance ratio on pages 100 and 106 of the Draft No. 4.

Cost of Revenue, page 99

24.	We note the disclosure that loans are grouped into portfolios and then transferred to institutional partners for funding. Please tell us the criteria utilized in the determination of what loans get placed and grouped together in these portfolios and who makes this determination.

The Company respectfully advises the Staff that as disclosed on page 165 of the Draft No. 4, the Company groups transactions into portfolios based on the criteria specified by the institutional funding partners. Such criteria include, among others, sizes and durations of credit products and borrowers’ ages. As such, the Company determines the grouping of transactions into a portfolio in accordance with the criteria provided by the institutional funding partners. In addition, the Company seeks to refer each transaction portfolio to the institutional funding partner that offers the lowest funding cost.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Draft No. 4.

25.	We note your response to comment 15 and your disclosure that you recognize fees paid to institutional funding partners as interest expense of borrowing in your cost of revenue. Please clarify whether the RMB0.1 million, RMB 18.3 million and RMB32.6 million of payments to the institutional funding partners due to borrower defaults is included in your provision for loan principal, service fee receivables and other receivables or in cost of revenue under interest expenses of borrowings.

The Company respectfully advises the Staff that the amounts paid due to borrower defaults were included in provision for loan principal, financing service fee receivables and other receivables. In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Draft No. 4.

Increase the Diversity and Stability of Funding Sources, page 137

26.	You disclose that you have entered into off balance sheet arrangements with banks to directly provide funding to borrowers for loans that you facilitate. Briefly disclose why banks find it more advantages to fund loans facilitated by you rather than fund them independently.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Draft No. 4.

Our Credit Products, page 138

27.	You disclose here that you typically charge borrowers service fees for facilitating loans. In Note 2 to the consolidated financial statements on page F-20, you now disclose that your “service fees also include interest income” with respect to both your cash credit and merchandise credit services. Please ensure that your MD&A and Business sections of the filing also disclose this fact, as well as elaborate on which aspects of your activities give rise to interest income, what percentage of the service fee the interest income represents, and to the extent possible quantify the interest income for the periods presented.

The Company respectfully advises the Staff that the Company’s entire portion of financing income from borrowers of on-balance sheet transactions is recognized in accordance with the effective interest method under ASC 310. In response to the Staff’s comment, the Company has revised the disclosure on pages F-20 and F-21 of the Draft No. 4. The Company has changed references of “service income” to “financing income” throughout the Draft No. 4.

The Company has further revised the disclosure on pages 108 and 162 of the Draft No. 4 to provide additional disclosure to distinguish revenue recognized in connection with on-balance transactions from revenue recognized in connection with off-balance sheet transactions.

Borrower, page 139

28.	Noting your response to comment 25 in our most recent letter, please revise your disclosure here, and elsewhere as appropriate, to clarify that the Zhima Credit Scores are derived using Zhima’s proprietary methods, which are not provided to you. In addition, please add disclosure along the lines provided in your response letter that Zhima Credit Scores issued at one point in time may not be comparable with those issued in other time periods and explain why.

The Company respectfully advises the Staff that Zhima Credit Score is still in the development stage, and the methodology behind it is evolving. Based on the transactions on the Company’s platform, there have been instances in which Zhima Credit Score on its own is not fully predictive of actual delinquency rates. For example, transactions in certain regions have higher delinquency rates even though borrowers in these regions have higher average Zhima Credit Scores. In light of such limitations, the Company’s credit assessment model relies on many other inputs besides Zhima Credit Score. Furthermore, the Company does not use Zhima Credit Score for ongoing credit monitoring, and it instead focuses on actual delinquency rates of each relevant vintage.

To avoid any misunderstanding that the presentation of overdue payment rate on page 140 of the May 31 Submission suggests a meaningful correlation between Zhima Credit Score and credit performance, the Company has removed the tabular presentation of overdue payment rates from page 159 of the Draft No. 4 and added the requested risk factor disclosure on page 37 of the Draft No. 4.

Funding, page 142

29.	We note you had loans that were funded by institutional funding partners of RMB 10,698,260 thousand in 2016 and RMB 3,162,153 thousand in 2015. Please revise your next amendment to further break down this table to include amounts that were: (1) loans that were funded by you that were subsequently transferred to institutional funding partners (i.e. P2P platforms and other), and (2) loans that were funded indirectly by institutional funding partners through trust accounts.

In response to the Staff’s comment, the Company has added the requested disclosure on page 161 of the Draft No. 4.

30.	Please clarify here or in your risk factor beginning on page 23, why you ceased your historical funding arrangements with P2P platforms in April 2017. In addition, please revise to disclose the impact this business decision will have on existing loans outstanding as well as the expected impact on revenues, expenses and liquidity requirements considering a material portion of your loans transferred to institutional funding partners during 2016 were to P2P platforms.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 164 and 165 of the Draft No. 4.

Funding Provided through Trust Accounts, page 143

31.	We note your response to comment 29. Please revise to address the following:

•	Define the criteria considered in the determination of the placing of loans into the trusts;

In response to the Staff’s comment, the Company has added the requested disclosure on page 163 of the Draft No. 4.

•	Disclose the dollar amount of loans which can be placed into the trusts;

In response to the Staff’s comment, the Company has added the requested disclosure on page 164 of the Draft No. 4.

•	Disclose at what point in time the company is responsible for any deficits (e.g. monthly) and how these deficits are accounted for; and

In response to the Staff’s comment, the Company has added the requested disclosure on page 164 of the Draft No. 4.

The Company respectfully advises the Staff that the trusts are the Company’s consolidated entities. As such, payments of deficits, if any, to the trusts are intercompany transactions that are eliminated when the Company prepares its consolidated financial statements.

•	Disclose the number of the trusts and the specified terms of each of them.

In response to the Staff’s comment, the Company has added the requested disclosure on page 164 of the Draft No. 4.

Funding Provided Directly by Institutional Funding Partners, page 143

32.	Please revise to more fully describe the impact on your business model as a result of the agreement with Mashang entered into in September 2016 and the agreement with banks in China in 2017 to lend directly to borrowers. Please discuss the potential impact on liquidity, operating results, accounting and your financial statements of these off-balance sheet loans. Please include the credit derivative contract entered into as a result of the agreement with Mashang in your discussion.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Draft No. 4.

The Company respectfully advises the Staff that the financial guarantee with Mashang will result in a credit derivative being recorded on the Company’s consolidated financial statements. The financial guarantee is not scoped out from ASC 815 because the Company is obligated to pay Mashang based on the change in the overdue rate on the transaction portfolio as opposed to making repayments to Mashang on an individual transaction basis upon default and does not meet the scope exception criterion in ASC 815-10-15-58. Therefore, the financial guarantee represents a credit derivative which should be accounted for under ASC 815. In accordance with ASC 460, changes in the guarantee liability will be recognized in the statement of comprehensive (loss)/ income, as the fair value of the guarantee changes. Furthermore, as Mashang originates transactions and is identified as the lender in the tri-party agreement signed among Mashang, the borrower and the Company, Mashang is the legal lender of the transactions and provides funding for the transactions. Therefore, the transactions originated by Mashang should not be recognized on the Company’s consolidated statement of financial position. As the Company does not need to prefund the credit drawdowns to the borrowers, this business model results in lower liquidity requirements.

33.	Please tell us the following for 2017 concerning the Mashang agreement, the cooperative agreements with banks in China in 2017, and any other agreements entered into where the banks or financial institutions will fund the loans to the borrower directly:

•	The amount of loans facilitated by the agreements;

The Company respectfully advises the Staff that it refers to Mashang as “the consumer finance company” in the Draft No. 4. In response to the Staff’s comment, the Company has included the requested disclosure as to the amount of transactions facilitated under the arrangement with the consumer finance company in the three months ended March 31, 2017 on page 162 of the Draft No. 4.

The Company respectfully advises the Staff that it did not collaborate with the banks to fund off-balance sheet transactions until the second quarter of 2017. The Company will add the requested disclosure in a subsequent submission when its consolidated financial statements as of and for the six months ended June 30, 2017 become available.

•	Service fees recognized as a result of these agreements;

In response to the Staff’s comment, the Company has included the requested disclosure as to the amount of financing service fees recognized under the arrangement with the consumer finance company in the three months ended March 31, 2017 on page 162 of the Draft No. 4.

The Company respectfully advises the Staff that it did not collaborate with the banks to fund off-balance sheet transactions until the second quarter of 2017. The Company will add the requested disclosure in a subsequent submission when its consolidated financial statements as of and for the six months ended June 30, 2017 become available.

•	Guarantee liabilities recognized for these agreements; and

In response to the Staff’s comment, the Company has included the requested disclosure as to the amount of guarantee liabilities recognized under the arrangement with the consumer finance company as of March 31, 2017 on page 162 of the Draft No. 4.

The Company respectfully advises the Staff that it did not collaborate with the banks to fund off-balance sheet transactions until the second quarter of 2017. The Company will add the requested disclosure in a subsequent submission when its consolidated financial statements as of and for the six months ended June 30, 2017 become available.

•	Payments under these agreements for borrower defaults.

In response to the Staff’s comment, the Company has included the requested disclosure as to the amount of payment due to borrower defaults under the arrangement with the consumer finance company in the three months ended March 31, 2017 on pages 162 and 163 of the Draft No. 4.

The Company respectfully advises the Staff that it did not collaborate with the banks to fund off-balance sheet transactions until the second quarter of 2017. The Company will add the requested disclosure in a subsequent submission when its consolidated financial statements as of and for the six months ended June 30, 2017 become available.

Please break out your response to each bullet point above for each individual type of agreement (i.e. Mashang, cooperative agreements with banks in China, etc.).

The Company acknowledges the Staff’s comment and has provided the responses in the format as requested.

34.	Please disclose whether any loans are currently funded by banks under your cooperation agreements, and how much time lapses between the credit approval, request for funding and the funding of the loan by the bank.

In response to the Staff’s comment, the Company has added the requested disclosure on page 162 of the Draft No. 4.

35.	Please refer to disclosure related to your arrangement with the consumer finance company. Under the “Multiple element revenue recognition” heading on page F-21 to the notes of your consolidated financial statements, you disclose that you match borrowers with the consumer finance company and that in addition to an initial intermediary fee, you also earn a “recurring fee.” Please expand your disclosure here to discuss the nature of this fee, how it is calculated and whether it represents a material aspect of your revenues generated through this arrangement.

The Company respectfully advises the Staff that all transactions under the arrangement with the consumer finance company are transactions originated by the consumer finance company and are not accounted on the Company’s consolidated balance sheet. The initial intermediary fee and recurring fee referred to in F-21 of the Draft No. 4 represent cash received from the consumer finance company on the origination date when the consumer finance company originates the transactions and subsequent periodic cash received from the consumer finance company after the initiation date, respectively.

The initial intermediary fee and recurring fee constitute the entire consideration the Company will receive from the facilitation of the transactions originated by the consumer finance company. The Company first allocates the consideration to the guarantee liability equaling to the fair value of the guarantee liability on the initiation date. The remaining consideration is allocated to the loan facilitation services and post origination services. Loan facilitation services include engagement of borrowers and the initial credit assessment. Post origination services primarily include short message service, or SMS, sent to the borrowers as payment reminders throughout the term of the credit products and late payment reminders when payments are overdue. The Company does not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services and post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately as the basis of revenue allocation. As a result, the Company uses its best estimate of selling prices (“BESP”) of loan facilitation services and post origination services as the basis of revenue allocation. Based on the Company’s analysis, post origination services represent less than 5% of entire consideration from the loan facilitation services. However, pursuant to ASC605-25-30-5, the amount that is allocated to the loan facilitation services is limited to the amount that is not contingent on the Company’s completion of the remaining performance obligations (i.e., post origination services). Since the payment of the recurring fees is contingent on the delivery of the post origination services, the consideration that is allocated to the loan facilitation services is limited to the initial intermediary fee net of the amount allocated to the fair value of the guarantee.

Our Partnership with Ant Financial, page 147

36.	We note your response to comment 32 and continue to evaluate it. To help us better understand which agreements constitute the “Borrower Engagement Agreements” as part of your joint marketing initiative between you and Ant Financial, please provide us supplementally with a list of all of the agreements you have entered into with Ant Financial, the significance of each agreement, and the reasons behind selecting to file only the Online Personal Loan Cooperation Agreement and the Alipay APP Access Agreement as exhibits to the registration statement (outside of the agreements with Zhima Credit). In preparing your response, help us also reconcile the argument in your response that you are not substantially dependent on your arrangement with Ant Financial with your risk factor disclosure at the bottom of page 18 stating among other things that the strategic partnership with Ant Financial “has contributed to the significant growth of our total revenues and improvement of our profitability in the past and [you] believe that it will continue to contribute to the growth of [y]our total revenues and improvement of [y]our profitability.”

The Company respectfully advises the Staff that (i) a list of the Company’s agreements with Ant Financial, other than Exhibits 10.31 through 10.36 set forth in the exhibit index of the Draft No. 4, and (ii) English translations of such agreements have been supplementally provided to the Staff in response to the Staff’s comment 29 in the comment letter dated March 23, 2017 (the “March 23 Comment 29”).

The Company further respectfully advises the Staff that while its strategic cooperation with Ant Financial has played an important role in the Company’s growth, the foundation of such cooperation was that Ant Financial made a strategic equity investment in the Company and views the Company as its long-term partner in the online consumer credit sector. This strategic cooperation continues while the contractual arrangements have changed over time and certain arrangements have been terminated. For example, the Company historically engaged Alipay users through Alipay’s dedicated channel for online consumer credit products, and such arrangement was terminated in February 2017. Nonetheless, the Company and Ant Financial have continued their cooperation in borrower engagement and entered into new arrangements, as described in more detail in the response below.

The Company further respectfully advises the Staff that as further elaborated below, certain of its agreements with Ant Financial will be filed as exhibits to the registration statement because (i) they may not be qualified for exemption afforded under Item 601(b)(10)(ii) of Regulation S-K to the contracts that are “immaterial in amount or significance” from public filing or (ii) even if they are qualified for the above-mentioned exemption, the Company believes the filing of such contracts on a voluntary basis will enhance the investor’s understanding of the Company’s business. Additional discussions are provided as follows:

Borrower engagement. As disclosed on pages 167 and 168 of the Draft No. 4, the Company currently utilizes several channels on the Alipay consumer interface for borrower engagement.

•	Public service window. The Company engages a majority of its active borrowers through the public service window, which is free of charge and generally available to third parties. The Company’s use of such channel is not governed by an agreement with Ant Financial, but is instead subject to the standard terms and conditions for businesses that use the public service window.

•	Third-party service providers channel. Pursuant to the Alipay APP access agreement (the “Alipay Access Agreement”), which the Company plans to file as Exhibit 10.32 to the registration statement, the Company’s Laifenqi logo is displayed in the section for third-party services on the Alipay consumer interface. Alipay users can access the Company’s Laifenqi interface by clicking on such logo.

•	The Jiebei platform. Pursuant to the online personal loan agreement (the “Online Personal Loan Agreement”), which the Company plans to file as Exhibit 10.31 to the registration statement, the Company funds loans to borrowers who apply for credit on Jiebei, a consumer credit platform operated by Ant Financial.

Credit analysis information. The Company has entered into credit service agreements with Zhima Credit, which provides credit analysis information that, together with many other types of data, serves as inputs into the Company’s credit assessment model. The Company has considered the requirements under Item 601(b)(10)(ii) of Regulation S-K, which exempts contracts that are “immaterial in amount or significance” from public filing. The Company notes that it incurred RMB5.2 million of expenses related to credit analysis services provided by Zhima Credit in the three months ended March 31, 2017, which represent 4.3% and 1.7% of the Company’s cost of revenue and total operating cost and expenses for the three months ended March 31, 2017, respectively. The Company further notes its use of many other types of data as inputs into its credit assessment model. As such, the Company believes that the credit service agreements are immaterial in amount and significance, and it is not required to file such agreements as exhibits to the registration statement. Nonetheless, although the Company believes it is not legally required, for the sole purpose of enhancing investors’ understanding, the Company plans to file the agreements related to Zhima Credit Scores as Exhibits 10.33 through 10.36 to the registration statement to provide additional information as to this aspect of its cooperation with Ant Financial. In addition, in response to the March 23 Comment 29, the Company has previously provided the English translation of the other credit service agreements to the Staff on a supplemental basis.

Payment processing and settlement. The Company has entered into payment processing and settlement agreements with Ant Financial. The Company funds credit to borrowers’ Alipay accounts and also collects repayments from their Alipay accounts, and such transactions give rise to payment processing and settlement fees. The Company has considered the requirements under Item 601(b)(10)(ii) of Regulation S-K. The Company notes that it incurred RMB23.3 million of payment processing and settlement fees to Ant Financial in the three months ended March 31, 2017, which represent 19.0% and 7.8% of the Company’s cost of revenue and total operating cost and expenses for the three months ended March 31, 2017, respectively. The Company further notes the availability of alternative providers of online payment processing and settlement services in China. As such, the Company believes that the payment processing and settlement agreements are immaterial in amount and significance, and it is not required to file such agreements as exhibits to the registration statement. Nonetheless, in response to the March 23 Comment 29, the Company has previously provided the English translation of such agreements to the Staff on a supplemental basis.

Joint marketing. The Company has entered into joint marketing agreement with Ant Financial from time to time to launch specific marketing events for limited durations primarily to promote the Company’s brands, advocate the virtues of having good credit and the value of credit products. The Company has considered the requirements under Item 601(b)(10)(ii) of Regulation S-K. The Company notes the short-term nature of, and the limited transaction amount under, the joint marketing agreement. The Company believes that the joint marketing agreement is immaterial in amount and significance, and it is not required to file such agreement as an exhibit to the registration statement. Nonetheless, in response to the March 23 Comment 29, the Company has previously provided the English translation of such agreement to the Staff on a supplemental basis.

QuCampus, page 148

37.	We note your response to comment 33 in our letter dated May 25, 2017 and your response to comment 49 in our letter dated March 23, 2017. Please tell us the following related to your conclusions related to QuCampus and VIE consideration:

•	We note from your disclosure on page 148 that QuCampus is not expected to generate revenues in the near term. Describe to us the design of QuCampus and the apparent intentions of the parties that created it.

The Company respectfully advises the Staff that QuCampus has started to generate a small amount of revenue during the three months ended March 31, 2017. In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Draft No. 4.

•	Provide us with the amount of equity at risk used in the analysis of the sufficiency of equity at risk, and tell us how you considered the equity of Ant Financial and any other equity holders that did not contribute capital. Refer to ASC 810-10-15-14(a).

The Company respectfully advises the Staff that the Company’s equity at risk as of March 31, 2017 is RMB105 million. The Company, Shanghai Yunxin Venture Capital Co., Ltd. (i.e. a subsidiary of Ant Financial) and Ganzhou Happy Share Capital Management L.P. (“Ganzhou Happy Share”, i.e., owned by the other beneficial shareholders of QuCampus) have committed to contribute RMB190 million, RMB100 million and RMB10 million for 45.9%, 44.1% and 10.0% equity interest in QuCampus, respectively. As of the date of this letter, the Company and Shanghai Yunxin had contributed RMB70 million and RMB35 million, respectively; however, Ganzhou Happy Share has not yet contributed any capital. Ganzhou Happy Share was set up to hold shares for employee share based compensation plan for QuCampus. QuCampus has not yet established such employee share based compensation plan and therefore Ganzhou Happy Share has not yet made capital contribution. Furthermore, QuCampus does not have any other non-equity financings. As set forth in more detail in the response below, even without Ganzhou Happy Share contributing any capital, the Company determined that the total equity at risk is sufficient to permit QuCampus to finance its activities without additional subordinated financial support by any parties.

•	Demonstrate to us how you expect QuCampus to finance its activities without additional subordinated financial support given that you do not expect it to generate revenues in the near term. In this regard, it appears that QuCampus was not designed to generate income. As such, a quantitative analysis that demonstrates the sufficiency of the equity at risk may be helpful. Refer to ASC 810-10-15-14(a) and 810-10-25-44 through 47.

The Company advises the Staff that QuCampus is in the process of refining its business model and has started generating revenues. QuCampus has continued to explore various monetization opportunities, which include charging advertising fees, recruitment service fees and data traffic fees. Based on management’s profit forecast, QuCampus’s weighted average expected net loss for the year 2017 under three different scenarios will be RMB31 million. QuCampus’ management expects that QuCampus will become profitable from 2018 onward. Compared with its current equity at risk of RMB105 million, the Company believes that QuCampus will have sufficient equity at risk without additional subordinated financial support.

•	Describe to us the rights the equity holders of QuCampus other than Beijing Happy Time and Ant Financial have in making decisions that significantly affect the economic performance of QuCampus or change the composition of the board of directors. In this regard, describe to us the participating or protective rights available to those shareholders.

The Company respectfully advises the Staff that other than Beijing Happy Time and Ant Financial, the third equity holder of QuCampus, Ganzhou Happy Share, is a special vehicle set up to hold shares for employee share based compensation plan for QuCampus, and thus enjoys a limited number of common shareholder rights, such as voting power and entitlement to dividends. As a special employee shareholding vehicle, Ganzhou Happy Share does not have any rights in making decisions that significantly affect the economic performance of QuCampus or change the composition of the board of directors. The Company respectfully advises the Staff that in response to the March 23 Comment 29, it has previously provided the English translation of the agreements relating to the QuCampus joint venture to the Staff on a supplemental basis.

Equity Incentive Trust, page 184

38.	Please explain the benefits of the trust arrangements with Ark Trust, the nature of the “other benefits” provided to the certain recipients of your equity awards, as well as the nature of the participants in the trust. Please also clarify whether the participants “transfer” their equity awards to the trust of the awards or whether the issuance are made directly to the trust for the benefit of the participants. Please tell us whether you intend to file Equity Incentive Trust documents as exhibit to the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Draft No. 4.

The Company respectfully advises the Staff that as disclosed on page 201 of the Draft No. 4, participants in the Equity Incentive Trust transfer their equity awards to Ark Trust to be held for their benefit, and the Company directly issues shares to Ark Trust in its capacity as trustee of the Equity Incentive Trust.

In response to the Staff’s comment, the Company will in a subsequent submission file the trust deed for the Equity Incentive Trust as an exhibit to the draft registration statement. The Company has revised the exhibit index on page II-7 of the Draft No. 4.

History of Securities Issuances, page 199

39.	We note your response to comment 43. Please revise to more specifically disclose the significant factors, key assumptions and methodologies used in determining the fair value of each of the preferred shares issued in December of 2016.

In response to the Staff’s comment, the Company has included the requested disclosure on page 139 of the Draft No. 4.

40.	We note your response to comment 44. Please revise to address the specifics as to how it was determined that the issue price for the C-1 preferred shares issued to API (Hong Kong) Investment Limited and Koram Games Limited would be different.

The Company respectfully advises the Staff that issue prices for Series C-1 preferred shares and Series C-2 preferred shares were determined based on arms-length negotiations between the Company and the relevant shareholders, each of which is a sophisticated institutional investor well informed of the Company’s business and prospects and the terms and conditions of the other preferred share investments.

The Company further respectfully advises the Staff that investment by API (Hong Kong) Investment Limited (“API”), which is a strategic investor affiliated with Ant Financial, differed in nature from the investment by holders of Series C-2 preferred shares, which were financial investors. When determining the issue price for C-1 preferred share investment, the Company considered the long-term value that its strategic cooperation with Ant Financial could bring, including the various borrower engagement channels on the Alipay consumer interface, the use of credit analysis information from Zhima Credit and the online payment services offered by Alipay.

The Company respectfully supplements that although the Series C-2 preferred shares were issued on the same date as Series C-1 preferred shares, when determining the issue price of Series C-2 preferred shares, parties to the Series C-2 preferred shares transactions recognized the contribution of the long-term value of Ant Financial’s strategic cooperation as stated in the immediately preceding paragraph, and no similar business opportunities would be offered by the C-2 preferred share investors, and as a result, such parties agreed to apply a higher issue price to C-2 preferred shares than that of C-1 preferred shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 216 and 217 of the Draft No. 4.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-20

41.	We note your response to comment 46 and the revised disclosures made on pages F-20 and F-21 to indicate the service fee includes interest income. Please tell us the amount of interest income that should be reflected in each period presented and indicate as to whether the presentation on the face of the Consolidated Statement of Comprehensive (Loss)/Income should be labeled as “Service and interest income.”

The Company respectfully advises the Staff that all financing service fees from borrowers of on-balance sheet transactions are recorded in financing income in statement of comprehensive (loss)/ income in accordance with ASC 310.

The Company has revised the requested disclosure on page F-20 of the Draft No. 4. In addition, the Company has changed references of “service income” to “financing income” throughout the Draft No. 4.

42.	We note your response to comment 48 and your Merchandise installment credit services accounting policy. Please tell us the following related to these sales commission fees:

•	Quantify fees received in the periods presented for (i) the margin between the retail price and the price the Company pays, and (ii) rebates on merchandise sold on the Company’s marketplace;

The Company respectfully advises the Staff that the requested information is set forth in the table follow:

	2015	2016
i) Fees received for the margin between the retail price and the price the Company pays	RMB59,860,476	RMB126,148,347
(ii) Fees received for rebates on merchandise sold on the Company’s marketplace	RMB2,321,181	RMB544,988

Total	RMB62,181,657	RMB126,693,335

As fees from rebates on merchandise sold represents 0.99% and 0.04% of total revenues as of December 31, 2015 and 2016, respectively, fees from rebates are currently recorded as sales commission fees in the statement of comprehensive (loss)/income.

•	Based on your disclosures it appears that you account for the loan arrangement and related fees with the borrower separate from the commission fee received and in the same manner as your cash installment credit services. If that is true, please confirm;

The Company respectfully advises the Staff that the loan arrangement and related fees are accounted for separately from the commission fee received. The Company confirms that financing income for merchandise installment credit services are accounted for in the same manner as financing income for cash installment credit services.

•	Provide us with your revenue recognition analysis for sales commission fees and the specific guidance followed in ASC 605 (i.e. paragraphs) you rely upon to reach your accounting conclusions for these fees; and

The Company respectfully advises the Staff that the Company referred to 605-10-S99 (i.e. SAB Topic 13) for guidance as to the relevant revenue recognition policy. As discussed in the Company’s response to the Staff’s comment 48 in the response letter dated May 31, 2017, the Company has two distinct roles in the merchandise installment credit services arrangement: (i) to act as an agent of the supplier and (ii) facilitation of financing transactions.

The Company was considered to be the agent of the supplier in accordance with ASC 605-45 as the Company is not the primary obligor and does not assume inventory risk for the products. Additionally, the Company is not responsible for providing any post-sale support to the borrowers nor does the Company make any changes to the products purchased by the borrowers.

The sales commission fees represent the margin that the Company charges to borrowers on the products purchased from suppliers on behalf of the borrowers. The sales commission fee is fixed based on the difference between the retail sales price of the product and the consideration paid to the supplier for the product. The financing terms chosen by the borrower will not affect the retail price of the product. The Company records the sales commission fee net of the related cost on delivery date in accordance with SAB Topic 13 as the Company believes it has:

1)	Established persuasive evidence that an arrangement exists: The Company has entered into separate binding agreements with the respective suppliers.

2)	Services have been rendered: The agency services provided by the Company to facilitate the sale of the merchandise by the suppliers to the borrowers is complete when the supplier delivered the merchandise to the borrower.

3)	The sales price is fixed or determinable: The commission earned from the agency service is fixed based on the difference in the retail sales price of the merchandise and the consideration to be paid to the respective suppliers from the sale as stipulated in the separate binding agreements with the suppliers.

4)	Collection is reasonably assured: The Company undertakes a robust credit assessment on each borrower and therefore concludes that collection of the consideration from the transaction is probable.

•	Revise your next amendment to include additional disclosures related to these sales commission fees clarifying the revenue recognition policies and which entity pays the commission fees. .

The Company has added the requested disclosure on page F-20 of the Draft No. 4.

43.	We note your response to comment 58 and your accounting policies on multiple element revenue recognition and guarantee liabilities. We also note your disclosure throughout the filing that discusses the share credit risk you have with the institutional funding partners when loans are recorded off-balance sheet. Therefore, it is still not clear to us why these loans are off-balance sheet. Please provide the following:

•	A detailed description of the legal arrangements with the consumer finance company (or any other institutional funding partner where the loan is off-balance sheet) and borrower, (e.g. are these separate agreements or a tri-party agreement); and

In light of the complexity of accounting standards for off-balance sheet treatment, the Company will provide a response to this comment in a subsequent submission.

•	A more thorough analysis of who is the originator of the loans and why these loans (or a portion) are not recorded on your balance sheet.

In light of the complexity of accounting standards for off-balance sheet treatment, the Company will provide a response to this comment in a subsequent submission.

Note 4. Loan and Principal and Service Fee Receivable, page F-36

44.	We note your response to comment 50. Please tell us why you have loans past due 180+ days of RMB 57,974 thousand if your internal charge-off policy is to charge off loans past due 180+ days.

The Company respectfully advises the Staff that, in general, the Company considers loan principal and financing service fee receivables meeting any of the following conditions as uncollectible and charged-off: (i) death of the borrower, (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due after certain collection effort based on the Company’s management’s judgment.

The Company’s charge-off policy is to charge off transactions that remain outstanding more than 180 days past due after the Company exhausted its collection efforts. The Company does not believe that is has yet exhausted its collection efforts in relation to the transactions more than 180 days past due.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Draft No. 4.

45.	We note your response to comments 51 and 52. We understand that the Zhima Credit Score is just one input in your risk pricing model. However, we continue to believe that Zhima Credit Score meets the criteria of a credit quality indicator under ASC 310-10-55-19 and the disclosures required under ASC 310-10-50-28 through 30 would be meaningful to investors. Please revise your next amendment accordingly.

The Company respectfully advises the Staff that Zhima Credit Score is still in the development stage, and the methodology behind it is evolving. Based on the transactions on the Company’s platform, there have been instances in which Zhima Credit Score on its own is not fully predictive of actual delinquency rates. For example, transactions in certain regions have higher delinquency rates, even though borrowers in these regions have higher average Zhima Credit Scores. In light of such limitations, the Company’s credit assessment model relies on many other inputs besides Zhima Credit Score. Furthermore, the Company does not use Zhima Credit Score for ongoing credit monitoring, and it instead focuses on actual delinquency rates of each relevant vintage.

To avoid any misunderstanding that the presentation of overdue payment rate on page 140 of the May 31 Submission suggests a meaningful correlation between Zhima Credit Score and credit performance, the Company has removed the tabular presentation of overdue payment rates from page 159 of the Draft No. 4 and added the requested risk factor disclosure on page 37 of the Draft No. 4.

46.	We note your response to comment 53. Please tell us whether you consider loan principal, service fee receivables and other receivables as separate classes of financing receivable under ASC 310-10.

The Company respectfully advises the Staff that the Company does not consider loan principal and financing service fee receivables as separate classes of financing receivables per ASC 310-10-55-16, as the initial measurement attribute is based on amortized cost, the risk characteristics of the financing receivables are similar (i.e. all unsecured consumer loans of similar principal amounts) , the underwriting and collection standards are similar, and the Company monitor and assesses credit risk using a single portfolio basis. Furthermore, in determining the most appropriate level of disclosure, the Company considered numerous factors per ASC 310-10-55-17 and concluded that the Company has one categorization of borrowers, i.e., consumer loan borrowers; one type of financing receivable, i.e., consumer loans; one industry sector, i.e., consumer sector; one type of collateral, i.e., uncollateralized (unsecured) financing receivables and one geographic distribution, i.e., domestic (PRC). As a result, the Company concluded that the current level of disclosure is appropriate.

The Company further respectfully advises the Staff that other receivables represents amounts due from the merchandise suppliers but not due from the borrowers.

47.	We note your nonaccrual loan principal table on page F-36. We further note your allowance for loan principal and service fee receivables policy and nonaccrual loan principal and service fee receivables policy beginning on page F-22. Please clarify whether your nonaccrual loan principal and service fee receivables allowance is calculated based on the impaired loan guidance in ASC 310-10-35 or in accordance with ASC 450-20. If in accordance with ASC 310-10-35, revise your accounting policy disclosure to discuss the methodology. If in accordance with ASC 450-20, tell us how you determined the amount of your general allowance to allocate to nonaccrual loans in the table on page F-36 and revise your disclosure on page F-23 where you refer to these as impaired to clarify the allowance methodology applied.

The Company respectfully advises the Staff that the Company applies ASC 450-20 when determining the amount of general allowance. The allowance for loan principal and financing service fee receivables is calculated based on historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due etc.). A loss rate is then calculated for each delinquency stage and applied to the respective loan principal and financing service fees balance. The allowance for nonaccrual loan principal can then be calculated and allocated accordingly.

The general allowance is allocated between the accrual and nonaccrual loans as follows:

	December 31, 2015 (RMB)	December 31, 2016 (RMB)	March 31, 2017 (RMB)
Accrual loans	24,035,101	84,969,167	94,702,980
Nonaccrual loans (i.e. more than 90 days past due)	22,174,174	78,118,869	118,220,851

Total allowance	46,209,275	163,088,036	212,923,831

The Company has updated the requested disclosure on page F-23 of the Draft No. 4.

Note 6. Investment in equity method investee, page F-39

48.	Please tell us how you considered the guidance in ASC 323-10-50-3c to disclose summarized financial information as to assets, liabilities, and results of operations of equity method investees.

The Company respectfully advises the Staff that the investment in QuCampus is not material (i.e. represents less than 1% of the Company’s total assets) in relation to the financial position and results of operations of the Company. Therefore, the Company has not disclosed summarized financial information in accordance with ASC 310-10-50-3c.

*                *                 *

If you have any question regarding the Draft No. 4, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer

Carl Yeung, Chief Financial Officer

Qudian Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

David Zhang

Benjamin Su

Steve Lin

Kirkland & Ellis LLP

Ron Yan

Ernst & Young Hua Ming LLP